Exhibit 99.9

PRESS RELEASE

Lebanon: QatarEnergy joins TotalEnergies and Eni on two exploration blocks

01/29/2023

News

Paris, January 29, 2023 – TotalEnergies and Eni have completed the transfer to QatarEnergy of a 30% interest in exploration Blocks 4 and 9 off the coast of Lebanon.

The agreements were endorsed in Beirut on January 29, during a ceremony attended by His Excellency Dr. Walid Fayad, the Minister of Energy and Water of Lebanon; His Excellency Mr. Saad Sherida Al-Kaabi, Qatar’s Minister of State for Energy Affairs and President and CEO of QatarEnergy; Mr. Patrick Pouyanné, Chairman and CEO of TotalEnergies; and Mr. Claudio Descalzi, CEO of Eni.

Pursuant to the terms of the agreements, TotalEnergies (operator) and Eni will each retain a 35% interest in the blocks with QatarEnergy holding the remaining 30%.

“We are very pleased to welcome QatarEnergy in our exploration acreage in Lebanon. The recent delineation of Lebanon’s maritime border with Israel has created a new momentum for the exploration of its hydrocarbon potential. Along with our partners, we are committed to drilling as soon as possible in 2023 an exploration well in Block 9, and our teams are mobilized to conduct these operations”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

This new partnership further expands the cooperation between TotalEnergies and QatarEnergy in exploration activities, and brings to nine the number of countries where the two companies have partnerships.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).